Mail Stop 3720

July 19, 2006

Micah Grinstead
Radiate Research, Inc.
Suite 444
300 March Road
Ottawa, ON, K2K 2E2
Canada

> Re: Radiate Research, Inc.
> Amendment No. 1 to Registration Statement on Form F-1
> Filed June 27, 2006
> File No. 333-131249

Dear Mr. Grinstead:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please include page numbers in all subsequent amendments.

2. Please include the registration statement number (333-131249) on the registration statement cover page for all subsequent amendments.

Prospectus Cover Page

3. Please note that Rule 415 does not permit your selling shareholders to sell at a market price if there currently is no market for your securities. Therefore, please revise the cover page and Selling Shareholder sections to be consistent with the disclosure in your Plan of Distribution section to clarify that the selling shareholders are offering their shares at a "fixed price" of $.10 per share until a

market develops. In doing so, remove the language from the cover page
indicating what your estimation of the offering price will be.

Prospectus Summary

Our Company

4.   Clarify that the amount of revenues and losses generated since inception is from
        inception to February 28, 2006. As necessary, update your financial information
        and related disclosure in accordance with all applicable rules.

5.   If true, clarify that the $150,000 you will need to raise over the next 12 months
        will take the form of proceeds generated from the exercise of warrants issued in
        2005 and that there is no guarantee the warrants will be exercised over the next 12
        months, if ever.

The Offering

6.   Discuss here and in the Business section the reason(s) for the corporate
        reorganization.

Risk Factors

The issuance of additional shares may impact the value of our Common Stock.

7.   We note that your selling shareholders intend on initially selling their common
        stock at a price of $.10 per share and that the warrants are exercisable at a price
        below the common stock sale price ($.075). Discuss how this will create
        immediate downward pressure on the price of your common stock and that it may
        make the exercise of your warrants highly uncertain, especially if the market price
        of your common stock falls to a price equal to or below the exercise price of your
        warrants.

Use of Proceeds

8.   The second sentence suggests that you will receive proceeds from the "sale" of
        2,000,000 shares of common stock rather than from "exercise" of the warrants.
        Please consider revising.

Selected Financial Data

9.   Clarify that the data from inception through February 28, 2006 and for the nine
        months ended February 28, 2006 is "unaudited."

Currency Exchange Rate Information

10.   Update the exchange rate information as of the latest practicable date and provide
       the high and low exchange rates for each month during the previous six months.
       See Item 3A.3 to Form 20-F.

Management's Discussion and Analysis, page 46

Overview, page 46

11.   Your product offerings and revenue model are unclear. For example, you indicate
       in this section and in the risk factor section that you are in the infant care and
       home heating industries and that you generate revenue from the direct sale of your
       products and from royalties from your licensee. It does not appear, however, that
       you have generated any revenue from royalties for any of your products, at least
       during fiscal 2005 and the nine months ended February 28, 2006. Moreover, your
       Business section suggests that you are moving away from heated floor products
       and plan to focus exclusively on the infant accessory market in the future.
       Please clarify the exact status of your business plan, product offering(s) and
       revenue model by elaborating on the products you offer or plan to offer and
       revising the applicable disclosure to present consistent information. Please also
       elaborate on the means by which you generate revenue from these products,
       including the material terms of your license and your relationship with the
       licensee; the methods by which you get paid; whether you plan to grow your
       business through direct sales or through licensing arrangements; how you plan to
       enter the US market; the costs incurred in doing so; your manufacturing processes
       and capabilities; your distribution channels; and your marketing plans. Please also
       discuss all material events, trends, risks and uncertainties that management views
       as critical to the company's revenues, financial position, liquidity, plan of
       operations and results of operations. With respect to these trends, risks and
       uncertainties, the disclosure should address your recurring lack of royalty
       revenue, your movement away from the heating application products, your
       planned expansion into a new and untested market (US), and the fact that your
       auditors have expressed substantial doubt as to your ability to continue as a going
       concern. See also prior comment 23 to our letter dated February 17, 2006.

12.   Describe separately and in percentage terms the amount of revenue that has been
       generated since inception from (1) sales of floor heating applications and (2) the
       Mothers Warmth product.

Revenue Recognition

13.   Your added disclosure to prior comment 24 is unresponsive to our prior concern.
        While you have explained your revenue recognition policy (which is more
        appropriate for note 1 to your financial statements), you have not explained why
        your revenue recognition is considered involves critical accounting estimates.
        Explain what estimates of management involve uncertainties and what events
        could affect your stated results.

Results of Operations

14.   We reissue prior comment 27 to our letter dated February 17, 2006. Please
        explain "estimation issues," how they impacted your loss and whether this
        constitutes a trend. Please also elaborate on the "product costs incurred due to
        low volume" by explaining the costs and volume you are referring to and how the
        former impacted the latter.

Liquidity and Capital Resources

15.   Please give context to your derivative liability by briefly explaining the reasons it
        exists.

16.   The disclosure regarding the securities purchase agreement needs to be expanded
        to describe its material terms. In doing so, please clarify the exact number of
        shares issued to date; the number of warrants underlying the shares issued to date;
        the number of shares issuable; the number of warrants issuable; the number of
        warrants underlying each share and the applicable exercise price(s); the amount of
        consideration received to date, the consideration to be received; the identity of the
        purchasers; and all applicable registration rights and related liquidated damages
        provisions.   To the extent you are or will become subject to such provisions,
        indicate the impact this will have on your liquidity and highlight this fact in a risk
        factor.

17.   The disclosure regarding the securities purchase agreement also indicates that if
        all the warrants were exercised, the company would receive $780,000. Describe
        the material terms of the warrants and indicate what probability the company
        attributes to exercise of the warrants and the factors considered in arriving at this
        determination. If a determination cannot be made, so state and discuss the impact
        that non-exercise of the warrants will have on the company's financial condition
        and plan of operation on a forward looking basis.

18.   We note your statement that "[o]ur working capital is sufficient for our current
        purposes." In light of the fact that you will need to raise $150,000 from the
        exercise of warrants "to continue our operations as planned," explain in

reasonable detail how you can say that your working capital is sufficient when the source of your working capital over the next twelve months is uncertain.

Business

Competition

19.   We note your statement that none of your competitors products "include the features of our Mother's Warmth Contour Comfort Change System." Explain what these "features" are.

Principal Shareholders

20.   Please update the disclosure to the most recent practicable date. See Item 7A to Form 20-F.

21.   Your tabular disclosure is not consistent with your disclosure elsewhere in the prospectus. For example, disclosure elsewhere indicates that you have Class A common shares and Class A special shares outstanding but your table only refers to common shares and Class A shares. In addition, it is not clear what the percentage columns represent. Please revise your entire table to clearly and separately present the number of shares of each class of your voting securities and the relative percentages held by each person of each class.

22.   Based on the Selling Shareholder table, Messrs. Grinstead, Keays, Napke and Skillen all hold warrants. Please include these in the beneficial ownership table.

23.   Footnote 2 indicates that the Class B shares were issued on February 6, 2006. As such, please explain why the column is titled "To Be Issued."

Related Party Transactions

24.   Your added disclosure in response to prior comment 37 does not provide detail as to the nature of the consulting services provided by your former officer and director. Please revise to include.

Selling Shareholders

25.   You indicate that no estimate can be made as to the number of shares that may be sold. Please revise to assume all shares will be sold.

26.   Item 9D of Form 20-F requires that you disclose the amount and percentage of the securities beneficially held by the selling shareholders before and immediately

after the offering. See also prior comment 39 to our letter dated February 17, 2006.

27.   The table titled "Post warrant Exercise" is unclear. Moreover, it appears you are registering the resale of 5,274,800 shares in the following manner: 237,400 shares of common; 237,400 shares of common underlying warrants; 1,400,000 shares of common on a "Post warrant Exercise" basis; and 3,400,000 shares of common underlying warrants on a "Post warrant Exercise" basis. Please explain to us how you arrived at 3,637,400 shares.

Taxation

Material Canadian Federal Income Tax Consequences

28.   We note that you have assumed that the shares of the company are listed on the Frankfurt Stock Exchange. Include a separate discussion of the material Canadian federal income tax consequences if you are not listed on the Frankfurt Stock Exchange.

29.   Confirm in your response letter that there are no material U.S. federal income tax consequences to U.S. investors in connection with the offering.

Financial Statements

30.   We note your response to comment 45. However, we cannot locate your revised disclosure in Note 1. As such, please revise to address the nature of the products and services you provided, and advise us how you apply SAB 104 in recognizing your revenues as we previously requested.

31.   We note your response to comment 47. As we previously requested, please provide details of your viable plans in MD&A consistent with your revised disclosures in Note 2.

32.   We note your response to comment 48. Note that we cannot locate your revised disclosure in amendment #1 to the Form F-1. Please revise or advise us. Also, please reconcile for us the difference between the cash proceeds of $121,380 raised in connection with the issuance of 1.4 million common shares and 2 million stock warrants and the cash proceeds of $331,127 from sale of common shares you disclosed in the cash flow statement on page F-14.

33.   In view of the share capital reorganization on November 9, 2005, please retroactively restate earning per share data for periods prior to the reorganization

to reflect the number of equivalent shares issued, similar to a stock split or advise us why you are not required to do so.

General

34.   Please provide a currently dated auditors' consent in your next amendment to Form F-1.

Part II

Item 7. Recent Sales of Unregistered Securities

35.   As requested in prior comment 50 to our letter dated February 17, 2006, please update this section to include all transactions to the present. Please also provide all of the information required by Item 701 of Regulation S-K. For example, include the date, title and amount of securities sold for each transaction and the exemption from registration that you relied upon. Please also identify the persons or class of persons to whom you sold the securities. For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

Signatures

36.   The registration statement has not been signed in accordance with the Instructions to Form F-1.   Please ensure that it signed by the principal financial officer, principal accounting officer and at least a majority of the board.

Exhibits

37.   Despite your response, we are unable to locate the warrants exhibit.

*   *   *   *

As appropriate, please revise your Form F-1 in response to these comments. You may wish to provide us with marked copies of the submission to expedite our review. Please furnish a cover letter with your submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your submission and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352, if you have any questions regarding comments on the financial statements and related matters. Please contact William

Bennett, Staff Attorney, (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David M. Dobbs, Esq.
       Fax: (928) 469-8118